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PROSPECTUS                                      FILED PURSUANT TO RULE 424(B)(3)
                                                      REGISTRATION NO. 333-47156




                             Keynote Systems, Inc.


                        806,750 shares of common stock



     The shares of our common stock may be offered from time to time by our stockholders who were former shareholders of Velogic Inc., listed in the section "Selling Stockholders." We will not receive any proceeds from the sale of these shares.


     Our common stock is listed on the Nasdaq National Market under the symbol "KEYN." On October 13, 2000, the closing price per share of our common stock as reported on the Nasdaq National Market was $22.13.


     Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 3.



     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.





               The date of this prospectus is October 13, 2000.
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You may rely only on the information contained in this prospectus.  We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these shares of common stock in any circumstances under which the offer or solicitation is unlawful.

                               TABLE OF CONTENTS


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Prospectus Summary.......................................................................................         2
Risk Factors.............................................................................................         3
Use of Proceeds..........................................................................................        10
Selling Stockholders.....................................................................................        11
Plan of Distribution.....................................................................................        13
Legal Matters............................................................................................        15
Experts..................................................................................................        15
Where You Can Find Additional Information and Documents Incorporated by Reference........................        15

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                               PROSPECTUS SUMMARY

     You should read this summary together with the entire prospectus, including the more detailed information in our financial statements and accompanying notes incorporated by reference in this prospectus.

                             Keynote Systems, Inc.

     Keynote is a leading provider of Internet performance measurement, diagnostic, load testing, monitoring and consulting services. Our services are designed to enable our customers to improve the quality of their electronic business, or e-business. Our services include:

     . Perspective: This service measures the time it takes to access and download a single object or the entire contents of a web page through the connections commonly used to access the Internet from the workplace.

     . Transaction Perspective: This services identifies and compares the length of time required to execute a multi-page, interactive transaction on a web site.

     . Consumer Perspective: This service measure the time it takes to access and download the data elements of a web page over Internet access methods typically used in homes, such as dial-up connections, cable modems and digital subscriber lines.

     . Diagnostic Perspective: This service provides detailed measurement data covering a broad set of testing points on the Internet, enabling our customers to identify and pinpoint problems with their web sites.

     . Streaming Perspective: Recently introduced, this service measures the quality of streaming content on our customer's web sites.

     . Red Alert: This service offers availability monitoring services and notifies customers through alarms and alerts when their web sites are inaccessible or slow to respond or when their servers return incorrect data.

     . KeyReadiness: This is a load testing service designed to simulate the behavior of Internet end users.

     . Desktop Analyzer: Recently introduced, this service enables our customers to download our performance data and import this data into a Microsoft Excel database. This allows our customers to analyze this data on their own computer systems.

     . Professional Services: Our professional services organization offers audit programs and consulting services.

     The foundation of our services is an extensive network of measurement computers connected to the major Internet backbones in dozens of metropolitan areas worldwide. We also have an operations center for collecting, analyzing and disseminating Internet performance and availability data. We market and sell our services primarily through our direct sales organization. We also distribute our services through web-hosting and Internet service providers such as Digex, GlobalCenter, Exodus Communications, Digital Island/Sandpiper, IBM and UUNET, which manage e-commerce web sites for other companies. These companies sell or bundle our services to part of their customer base as a value-added service to these customers and as a management tool for themselves. We also market our services through Hewlett-Packard, VeriSign, Network Solutions, which was recently acquired by VeriSign. In Europe, we have a sales office and also use resellers to sell our services.

                     Acquisition of Digital Content, L.L.C.

     On August 18, 2000, we completed our acquisition of Digital Content, L.L.C., a Texas limited liability company. Digital Content is a provider of web site accessibility monitoring services. This merger has been accounted for under the purchase method of accounting. In connection with this merger, we paid $15.0 million in cash to the former members of Digital Content, $1.5 million of which is being held in escrow to secure certain indemnification obligations of Digital Content. In addition, up to an aggregate of $10.0 million may be paid to the former members of Digital Content upon the achievement by Digital Content of revenue-based performance goals.

     We were incorporated in California in June 1995 and reincorporated in Delaware in March 2000. Our principal offices are located at 2855 Campus Drive, San Mateo, California 94403. Our telephone numbers at this location are (650) 522-1000 and 1-800-KEYNOTE. Our website address is www.keynote.com. The information on our web site does not constitute a part of this prospectus.

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                                  RISK FACTORS

     Purchasing our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information included in and incorporated by reference into this prospectus before deciding to purchase shares of our common stock.

We are an early stage company with an unproven business model that makes it difficult to evaluate our current business and future prospects.

     We have only a limited operating history upon which to base an evaluation of our current business and future prospects. We introduced our Transaction Perspective service in April 1999, the most recent version of our Perspective service in December 1999, our Consumer Perspective service in December 1999 and our Diagnostic Perspective in April 2000. We acquired Velogic, Inc. in June 2000 and introduced our KeyReadiness service. In August 2000, we acquired Digital Content, L.L.C. and introduced our Red Alert service. We recently introduced our Desktop Analyzer service in September 2000 and our Streaming Perspective service in October 2000. We formed our professional services organization in January 1999. The revenue and income potential of our current business and services and the related market are unproven. In addition, because of our limited operating history and because the market for Internet performance measurement and diagnostic services is relatively new and rapidly evolving, we have limited insight into trends that may emerge and affect our business.
Before investing, you should evaluate the risks, expenses and problems frequently encountered by companies such as ours that are in the early stages of development and that are entering new and rapidly changing markets such as Internet performance measurement.

We have incurred losses, we expect to incur future losses and we may never achieve profitability.

     We have experienced operating losses in each quarterly and annual period since inception and we expect to incur operating losses in the future. We incurred net losses of $754,000 for the nine months ended June 30, 2000, and as of June 30, 2000, we had an accumulated deficit of $13.4 million. In addition, we expect to incur significant non-cash charges relating to the amortization of goodwill and other intangible assets in connection with our acquisitions of Velogic and Digital Content. We believe that our operating expenses will continue to increase as we grow our business. As a result, although our initial and secondary public offerings provided us with cash for our working capital, we will need to increase our revenues to achieve and maintain profitability, as reflected in our financial statements. We may not be able to sustain our recent revenue growth rates. In fact, we may not have any revenue growth, and our revenues could decline.

The success of our business depends on customers renewing their subscriptions for our services and purchasing additional services.

     We depend on achieving high customer renewal rates for our revenues. Our customers have no obligation to renew our services and therefore, they could cease using our services at any time. We cannot assure you that we will continue to experience high renewal rates. Our customer renewal rates may decline as a result of a number of factors, including consolidations in the Internet industry or if a significant number of our customers cease operations. Further, because of the relatively small size of initial orders, we depend on sales to new customers and sales of additional services to our existing customers.

     To date, initial sales of our services and subsequent customer follow-up have been primarily conducted by telephone. A few customers have, in the past, expressed a preference for more personal, face-to-face interaction with their Keynote salesperson. Although we have recently formed a national accounts sales team, this team is new and may not be successful in providing the level of customer service required to satisfy the needs of our larger customer accounts. Dissatisfaction by a customer with the nature or quality of our services could lead that customer to elect not to renew its subscription to our services. If our renewal-rate percentage declines, our revenues could decline unless we are able to obtain additional customers or sources of revenues, sufficient to replace lost revenues.

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Our quarterly financial results are subject to significant fluctuations, and if our future results are below the expectations of public-market analysts and investors, the price of our common stock may decline.

     Our results of operations could vary significantly from quarter to quarter. We expect to incur significant sales and marketing expenses to promote our brand and our services, as well as additional expenses to expand our presence worldwide. If revenues fall below our expectations, we will not be able to reduce our spending rapidly in response to the shortfall. Other factors that could affect our quarterly operating results include those described below and elsewhere in this report:

     . the renewal rate of subscriptions to our Internet performance measurement services;

     . charges relating to goodwill and other intangibles from our recent acquisitions or any future acquisitions;

     . our ability to increase the number of web sites we measure for our existing customers in a particular quarter;

     .  our ability to attract new customers in a particular quarter;

     . the amount and timing of operating costs and capital expenditures relating to expansion of our operations infrastructure, including our planned international expansion; and

     .  the amount and timing of professional services revenues.

     Due to these and other factors, we believe that period-to-period comparisons of our results of operations are not meaningful and should not be relied upon as indicators of our future performance. It is possible that in some future periods, our results of operations may be below the expectations of public-market analysts and investors. If this occurs, the price of our common stock may decline.

The success of our business depends on the widespread adoption of the Internet by business and consumers for e-commerce and communications.

     Because our business is based on providing performance measurement, web site accessibility monitoring and diagnostic services for web sites, the Internet must be widely adopted, in a timely manner, as a means of electronic commerce, or e-commerce, and communications. Because e-commerce and communications over the Internet are new and evolving, it is difficult to predict the size of this market and its sustainable growth rate. In addition, we believe that the use of the Internet for conducting business transactions could be hindered for a number of reasons, including, but not limited to:

     . security concerns including the potential for fraud or theft of stored data and information communicated over the Internet;

     . inconsistent quality of service, including well-publicized outages of popular web sites;

     .  lack of availability of cost-effective, high-speed service;

     .  limited numbers of local access points for corporate users;

     . delay in the development of enabling technologies or adoption of new standards;

     .  inability to integrate business applications with the Internet;

     .  the need to operate with multiple and frequently incompatible products;
        and

     .  a lack of tools to simplify access to and use of the Internet.

Our operating results depend on sales of our Keynote Perspective service.

     Sales of our Perspective service have historically generated a substantial majority of our total revenue. Therefore, the success of our business currently depends, and for the immediate future will continue to substantially depend, on the sale of our Keynote Perspective service. Therefore, we believe that initial sales and renewals of our Keynote Perspective service will account for substantially all of our revenues for the immediate future. A decline in

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the price of, or fluctuation in the demand for, Keynote Perspective, or our inability to maintain or increase sales, would cause our revenues to decline.

If one of our competitors' Internet performance measurement service is adopted as the industry standard for measuring the speed and reliability of web sites, we may lose existing customers or encounter difficulties in attracting new customers.

     To date, no Internet performance measurement service has been adopted as an accepted industry standard for measuring the speed and reliability of web sites. As a result, if one of our current or potential competitors develops an Internet performance measurement service that is adopted as the industry standard, our customers may turn to the services provided by these competitors. In addition, it would be more difficult for us to attract the additional customers for our Internet performance measurement services that are necessary for our business to grow. If this were to occur, our business would be harmed.

Improvements to the infrastructure of the Internet could reduce or eliminate demand for our Internet performance measurement services.

     The demand for our Internet performance measurement services could be reduced or eliminated if future improvements to the infrastructure of the Internet lead companies to conclude that measuring and evaluating the performance of their web sites is no longer important to their business. The Internet is a complex, heterogeneous network of communications networks with multiple operators and vendors supplying and managing the underlying infrastructure as well as connections to this infrastructure. Because the inherent complexity of the Internet currently causes significant quality of service problems for e-commerce companies, the vendors and operators that supply and manage the underlying infrastructure are continuously seeking to improve the speed, availability, reliability and consistency of the Internet. If these vendors and operators succeed in significantly improving the performance of the Internet, which would result in corresponding improvements in the performance of companies' web sites, demand for our services would likely decline.

It would be more difficult for us to deliver our services and therefore earn revenues if we cannot expand and manage our computer infrastructure successfully.

     We will need to continue to deploy a large number of measurement computers if we continue to experience an increase in our customer base or if we expand our operations and measurement capabilities on a worldwide basis. These computers are responsible for measuring the performance of web sites and collecting performance data and it is critical to our ability to deliver our services that they operate effectively. As of June 30, 2000, we were measuring the performance of and received revenue for approximately 13,000 web-site addresses for our customers. Based on the number of measurement computers we currently have deployed and the communications capacity available to these computers, we believe we are able to measure the performance of over 30,000 web site addresses. We are in the process of deploying additional measurement computers and upgrading the underlying infrastructure so that in the future we will be able to measure the performance of an even greater number of web site addresses. With more measurement computers deployed and measurements conducted, we will need to monitor and maintain a larger and more geographically dispersed computer network, and manage an ever increasingly complex database, requiring us to devote significant additional resources for these tasks. In addition, if we experience increases in the number of our customers prior to deploying additional measurement computers, our existing infrastructure may not have the capacity to accommodate the additional customers. This could result in outages, interruptions or slower response times, any of which could impair our ability to retain and attract customers.

The inability of our services to perform properly could result in loss of or delay in revenues, injury to our reputation or other harm to our business.

     Services as complex as those we offer may not perform as we expect. We have given credits to a limited number of customers as a result of past problems with our service, though we do not believe that any customers failed to renew their subscription to our services due to these problems. Despite our testing, our existing or future services may not perform as expected due to unforeseen problems, which could result in loss of or delay in revenues, loss of market share, failure to achieve market acceptance, diversion of development resources, injury to our reputation, increased insurance costs or increased service costs.

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     These problems could also result in tort or warranty claims.  Although we attempt to reduce the risk of losses resulting from any claims through warranty disclaimers and liability-limitation clauses in our customer agreements, these contractual provisions may not be enforceable in every instance. Furthermore, although we maintain errors and omissions insurance, this insurance coverage may not adequately cover us for claims. If a court refused to enforce the liability-limiting provisions of our contracts for any reason, or if liabilities arose that were not contractually limited or adequately covered by insurance, we could be required to pay damages.

If we do not continually improve our services in response to technological changes, including changes to the Internet, we may encounter difficulties retaining existing customers and attracting new customers.

     The ongoing evolution of the Internet requires us to continually improve the functionality, features and reliability of our Internet performance measurement and diagnostic services, particularly in response to competitive offerings. If we do not succeed in developing and marketing new services that respond to competitive and technological developments and changing customer needs, we may encounter difficulties retaining existing customers and attracting new customers. We must also introduce any new Internet services as quickly as possible. The success of new services depends on several factors, including properly defining the scope of the new services and timely completion, introduction and market acceptance of our new services. If new Internet, networking or telecommunication technologies or standards are widely adopted or if other technological changes occur, we may need to expend significant resources to adapt our services.

Our services and brand name might not attain the brand awareness necessary for our business to succeed.

     We believe that maintaining and strengthening the Keynote brand is an important aspect of our business and an important element in attracting new customers. Our efforts to build our brand will involve significant expense. To promote our brand, we may increase our marketing budget or increase our financial commitment to building our brand. If our brand-building strategy is unsuccessful, we may fail to attract enough new customers or retain our existing customers to the extent necessary to realize a sufficient return on our brand-building efforts.

We face growing competition that could make it difficult for us to acquire and retain customers.

     The market for Internet performance measurement and diagnostic services is relatively new and rapidly evolving. We expect competition in this market to intensify in the future. Our competitors vary in size and in the scope and breadth of the products and services that they offer. We face competition from companies that offer software and services with features similar to our services. For example, Mercury Interactive offers a service that competes with our Transaction Perspective service, and Gomez Advisors and Service Metrics, a unit of Exodus Communications, offer services similar to our Perspective, Consumer Perspective and Transaction Perspective services. In addition, with respect to our KeyReadiness load testing service, we compete with companies that offer load testing software, such as Segue Software, or that offer both load
testing software and services, such as Mercury Interactive.   With respect to
our Red Alert monitoring service, we face competition from software companies such as Freshwater Software and Inverse Network Technology, a unit of Visual Networks. While we believe these services are not as comprehensive as ours, customers could still choose to use these less comprehensive services or these companies could enhance their services to offer all of the features we offer.

     We could also face competition from other companies which currently do not offer services similar to our services, but offer software or services related to Internet performance measurement, such as WebCriteria, MIDS Matrix IQ Service, and INS INSoft Division, and free services that measure web site availability, including the WebSite Garage unit of Netscape, NetMechanic and Internet Weather Report, a unit of MIDS Matrix IQ Service. In addition, companies that sell network management software, such as BMC Software, CompuWare, CA-Unicenter, HP-Openview and IBM's Tivoli Unit, with some of whom we have strategic relationships, could choose to offer services similar to ours.

     In the future, we intend to expand our service offerings by measuring the speed with which a web site can be navigated and desired content can be located. We intend to measure the impact of new Internet technologies such as streaming audio and video, multicasting and Internet telephony. As we expand the scope of our products and services, we may encounter many additional, market-specific competitors. For example, in October 2000, we introduced our

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Streaming Perspective service. Streamcheck, a Canadian company, has a service, which will compete with Streaming Perspective.

     Some of our competitors have, and our future competitors may have:

     .  longer operating histories;

     .  larger customer bases;

     .  greater brand recognition in similar businesses; and

     . significantly greater financial, marketing, technical and other resources.

     In addition, some of our competitors may be able to:

     .  devote greater resources to marketing and promotional campaigns;

     .  adopt more aggressive pricing policies; and

     . devote substantially more resources to technology and systems development.

     Increased competition may result in price reductions, increased costs of providing our services and loss of market shares, any of which could seriously harm our business. We may not be able to compete successfully against our current and future competitors.

A limited number of customers account for a significant portion of our revenues, and the loss of a major customer could harm our operating results.

     Ten customers accounted for approximately 38% of our total revenues for the three months ended June 30, 2000, and for approximately 37% of our total revenues for the nine months ended June 30, 2000. This trend may continue in the future. We cannot be certain that customers that have accounted for significant revenues in past periods, individually or as a group, will renew our services and continue to generate revenue in any future period. In addition, our customer agreements can generally be terminated at any time with little or no penalty. If we lose a major customer, our revenues could decline.

In order to grow our business, we need to establish and maintain relationships with other companies to help market our Internet performance measurement and diagnostic services.

     In order to increase sales of our Internet performance measurement and diagnostic services worldwide, we must complement our direct sales force with relationships with companies to market and sell our services to their customers. If we are unable to maintain our existing contractual marketing and distribution relationships, or fail to enter into additional relationships, we will have to devote substantially more resources to the direct sale and marketing of our services. We would also lose anticipated revenues from customer referrals and other co-marketing benefits. Our success depends in part on the ultimate success of these relationships and the ability of these companies to market and sell our services. Our existing relationships do not, and any future relationships may not, afford us any exclusive marketing or distribution rights. Therefore, they could reduce their commitment to us at any time in the future. Many of these companies have multiple relationships and they may not regard us as significant for their business. In addition, these companies may terminate their relationships with us, pursue other relationships with our competitors or develop or acquire products or services that compete with our services. Even if we succeed in entering into these relationships, they may not result in additional customers or revenues.

     In addition, growth in the sales of our services depends on our ability to obtain domestic and international resellers, distributors and integrators who will market and sell our services on our behalf. In the future, we intend to increase our indirect distribution channels through distribution arrangements. We may not be successful in establishing relationships with these companies, and any of these relationships, if established, may not increase our revenue.

In order to grow our business, we must attract and retain qualified personnel while competition for personnel in our industry is intense.

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     We may be unable to retain our key employees, namely our management team and experienced engineers, or to attract, assimilate or retain other highly qualified employees. We have from time to time in the past experienced, and we expect in the future to continue to experience, difficulty in hiring and retaining highly skilled employees with experience in the Internet industry, a complex industry that requires a unique knowledge base. In addition, there is significant competition for qualified employees in the Internet industry. Umang Gupta, our chief executive officer, is our only key employee with whom we have entered into an employment agreement. Our other key employees are not bound by employment agreements that could prevent them from terminating their employment at any time.

     In addition, because we sell our Internet performance measurement and diagnostic services primarily through our telesales force, we believe that we will need to attract additional sales personnel to grow our revenues. Our ability to deliver our services also depends on our ability to attract and retain operations personnel. There is a shortage of qualified sales and operations personnel and competition for personnel in our industry is intense. If we are unable to hire, train, motivate or retain qualified employees, including sales and operations personnel, our business could be harmed.

If the market does not accept our professional services, our results of operations could be harmed.

     We formed our professional services organization in January 1999. As a result, we have little experience in delivering consulting services and we may not be able to successfully introduce additional consulting services.
Consulting services represented approximately 5% of total revenues for the nine months ended June 30, 2000. We will also need to successfully market these services to potential customers. There are many experienced firms which offer computer network and Internet-related consulting services. These consulting services providers include the consulting groups of "Big Five" accounting firms, such as Andersen Consulting and Ernst & Young, as well as consulting divisions of large technology companies such as IBM. Because we do not have an established reputation for delivering consulting services, because this area is very competitive, and due to our general inexperience in delivering consulting services, we may not succeed in selling these services.

The growth of our business depends on the continued performance of and future improvements to the Internet.

     The growth in Internet traffic has caused frequent periods of decreased performance, requiring Internet service providers and web sites on the Internet to upgrade their infrastructures. Our ability to increase the speed with which we provide services to our customers and to increase the scope of these services is limited by and depends upon the speed and reliability of the Internet. Consequently, the emergence and growth of the market for our services and, consequently our revenues, depends on the performance of and future improvements to the Internet.

Because we have expanded our operations, our success will depend on our ability to manage our growth, improve our existing systems and implement new systems, procedures and controls.

     We are expanding, and we intend to continue to expand, our operations by deploying additional measurement computers, both domestically and internationally, hiring new personnel and implementing and integrating new accounting and control systems to manage this expansion. In addition, we recently acquired Velogic and Digital Content. We may encounter difficulties in managing this growth. Our ability to compete effectively and to manage any future expansion of our operations will require us to continue to improve our financial and management controls, reporting systems and procedures on a timely basis. We may not succeed in these efforts and a disruption could impair our ability to retain existing customers or attract new customers.

Our network infrastructure could be disrupted by a number of different occurrences, which could impair our ability to retain existing customers or attract new customers.

     All data collected from our measurement computers are stored in and distributed from our operations center. Therefore, our operations depend upon our ability to maintain and protect our computer systems, most of which are located at our corporate headquarters in San Mateo, California, which is an area susceptible to earthquakes. If we experience outages at our operations center, we would not be able to receive data from our measurement computers and we would not be able to deliver our services to our customers. Although we plan to develop a redundant system for computer-network and other services at an alternate site, we do not currently have a redundant system and may never develop one. Therefore, our operations systems are vulnerable to damage from break-ins, computer viruses,

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unauthorized access, vandalism, fire, floods, earthquakes, power loss, telecommunications failures and similar events. Although we maintain insurance against fires, floods, earthquakes and general business interruptions, the amount of coverage may not be adequate in any particular case. If our operations center is damaged, causing a disruption in our services, this could impair our ability to retain existing customers or attract new customers.

     If our computer infrastructure is not functioning properly, we may not be able to deliver our services in a timely or accurate manner. We have occasionally experienced outages of our service in the past, the last of which occurred approximately 12 months ago. The outages that we have experienced have lasted no more than a few hours, with the longest outage that occurred in the fall of 1998 having lasted approximately 12 hours. These outages have been caused by a variety of factors including operator error, the failure of a back-up computer to operate when the primary computer ceased functioning and power outages due to our previous facility's being inadequately equipped to house our operations center. Although we do not believe we have lost any customers due to these prior outages, any outage for any period of time could cause us to lose customers.

     Hackers or individuals that attempt to breach our network security, could, if successful, misappropriate proprietary information or cause interruptions in our services. Although we have not yet experienced any breaches of our network security or sabotage, we might be required to expend significant capital and resources to protect against, or to alleviate, problems caused by hackers. We may not have a timely remedy against a hacker who is able to breach our network security. In addition to purposeful security breaches, the inadvertent transmission of computer viruses could expose us to litigation or to a material risk of loss.

Our measurement computers are located at sites, which we do not own or operate and it could be difficult for us to maintain or repair them if they do not function properly.

     Our measurement computers are located at facilities that are not owned by our customers or us. Instead, these computers are installed at locations near various Internet access points worldwide. Because we do not own or operate these facilities, we have little control over how these computers are maintained on a day-to-day basis. We do not have long-term contractual relationships with the companies that operate the facilities where are measurement computers are located. We may have to find new locations for these computers if we are unable to develop relationships with these companies or if these companies cease their operations. In addition, if our measurement computers were not functioning properly, we may not be able to repair or service these computers on a timely basis as we may not have immediate access to our measurement computers. Our ability to collect data in a timely manner could be impaired if we are unable to maintain and repair our computers should performance problems arise.

Others might bring infringement claims against us or our suppliers that could harm our business.

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We expect that we could become subject to intellectual property infringement claims as the number of our competitors grows and our services overlap with competitive offerings. These claims, even if not meritorious, could be expensive and divert management's attention from operating our company. If we become liable to others for infringing their intellectual property rights, we would be required to pay a substantial damage award and to develop noninfringing technology, obtain a license or cease selling the services that contain the infringing intellectual property. We may be unable to develop noninfringing technology or to obtain a license on commercially reasonable terms, if at all.

As we expand our international activities, our business will be susceptible to additional risks associated with international operations.

     We believe we must expand the sales of our services outside the United States and hire additional international personnel. Therefore, we expect to commit significant resources to expand our international sales and marketing activities, which were less than approximately 3% of our total revenues for the three months ended June 30, 2000 and for our prior periods. In addition, we intend to deploy additional measurement computers worldwide, which would require us to maintain and service computers over larger distances. Conducting international operations would subject us to risks we do not face in the United States. These include:

     .  currency exchange rate fluctuations;

     .  seasonal fluctuations in purchasing patterns;

     .  unexpected changes in regulatory requirements;

     .  maintaining and servicing computer hardware in distant locations;

     . longer accounts receivable payment cycles and difficulties in collecting accounts receivable;

     .  difficulties in managing and staffing international operations;

     . potentially adverse tax consequences, including restrictions on the repatriation of earnings;

     .  the burdens of complying with a wide variety of foreign laws; and

     .  reduced protection for intellectual property rights in some countries.

     The Internet may not be used as widely in other countries and the adoption of e-commerce may evolve slowly or may not evolve at all. As a result, we may not be successful in selling our services to customers in markets outside the United States.

Future sales of our common stock may cause our stock price to decline.

     Sales of a large number of shares of our common stock in the market in the future, or the belief that these sales could occur, could cause a drop in the market price of our common stock. At September 30, 2000, we had outstanding 27,781,658 shares of common stock. All of these shares, including the shares sold in this offering, are freely tradable without restriction or further registration under the Securities Act, unless the shares are sold by our "affiliates."

We may face difficulties assimilating our recent acquisitions of Velogic and Digital Content and may incur costs associated with any future acquisitions.

     In June 2000, we acquired Velogic, a provider of load testing services for Internet web sites, and in August 2000, we acquired Digital Content, which provides web site accessibility monitoring services. As a part of our business strategy, we may seek to acquire or invest in additional businesses, products or technologies that we feel could complement or expand our business, augment our market coverage, enhance our technical capabilities or that may otherwise offer growth opportunities. These acquisitions and any future acquisitions could create risks for us, including:

     . difficulties in assimilating acquired personnel, operations and technologies;

     .  unanticipated costs associated with the acquisition;

     .  diversion of management's attention from other business concerns;

     . adverse effects on existing business relationships with resellers of our service and our customers;

     .  difficulties in managing geographically-dispersed businesses;

     .  the need to integrate or enhance the systems of an acquired business;

     .  failure to realize any of the anticipated benefits of the acquisition;
        and

     . use of substantial portions of our available cash to consummate the acquisition and operate the acquired business.



                                USE OF PROCEEDS

     We will not receive any proceeds from sales by the selling stockholders.

                              SELLING STOCKHOLDERS

     Each of the stockholders named below was formerly a shareholder of Velogic, Inc., who acquired shares of our common stock in the transaction under which we acquired all of the issued and outstanding share capital stock of Velogic. No former Velogic shareholder has had any position, office or other material relationship with us, other than in connection with the acquisition of Velogic, within the past three years. Alberto Savoia, co-founder and formerly the Chief Technology Officer of Velogic, is our Chief Technologist, Load Testing Division. Roongko Doong, co-founder and formerly the Chief Scientific Officer of Velogic, works for us as a Distinguished Engineer, Load Testing Division.

     The following table assumes that each former Velogic shareholder sells all of the shares held by this shareholder in this offering. However, we are unable to determine the exact number of shares that will actually be sold or when or if these sales will occur. In addition, certain of the former Velogic shareholders are trusts which may, in the future, distribute their shares to their trust beneficiaries, which distributees may likewise distribute their shares. Those shares may later be sold by those trust beneficiaries, or any of their distributees. The former Velogic shareholders have advised us that each of them is the beneficial owner of the shares being offered. Percentage ownership is based on 27,781,658 shares outstanding as of September 30, 2000.

                                                                    Number of Shares                        Number of Shares
                                                                   Beneficially Owned                      Beneficially Owned
                                                                    Before Offering                          After Offering
                                                          --------------------------------------    --------------------------------

Name of Beneficial Owner                                       Number             Percentage            Number          Percentage
----------------------------------------------------      ---------------      -----------------     ------------    ---------------

Advanced Technology Ventures V, L.P...................     185,924                     *                  --                *
ATV Entrepreneurs V, L.P..............................       6,640                     *                  --                *
Thomas A. Bevilacqua..................................       7,060                     *                  --                *
Patrick Cassady.......................................         799                     *                  --                *
Armando Castro........................................         641                     *                  --                *
Crescendo III Executive Fund, L.P.....................       1,089                     *                  --                *
Crescendo III, GbR....................................         756                     *                  --                *
Crescendo III, L.P....................................      36,668                     *                  --                *
Roongko Doong.........................................     102,300                     *                  --                *
Jeffrey W. Dunn & Susan M. Dunn Trust Agreement.......      23,188                     *                  --                *
Agape A. Eleftheriadis................................         957                     *                  --                *
April E. Evans........................................         641                     *                  --                *
Robert Fell...........................................       1,705                     *                   --               *
Dennis Fernandez......................................       3,410                     *                   --               *
Stephen Flynn.........................................         959                     *                   --               *
Herbert Foster........................................         511                     *                   --               *
G C & H Investments...................................       1,283                     *                   --               *
Linda Giampa..........................................         886                     *                   --               *
Robert Gillette.......................................         213                     *                   --               *
Roger Hayes...........................................         128                     *                   --               *
Mark Hefner...........................................      17,220                     *                   --               *
IRG Partners..........................................       2,591                     *                   --               *
Ajay Jain.............................................      22,165                     *                   --               *
Marilyn Kanas.........................................      10,230                     *                   --               *
Daniel Levine.........................................          17                     *                   --               *
Rick Maddox...........................................      34,100                     *                   --               *
Lisa Malachowski......................................       2,131                     *                   --               *
Kevin Mallory.........................................      15,825                     *                   --               *
Nancy Matzke..........................................       1,094                     *                   --               *
James Mitchel.........................................         170                     *                   --               *
Dennis Moore..........................................         171                     *                   --               *
John F. Nicholson.....................................       1,705                     *                   --               *
John E. Osborne.......................................       2,898                     *                   --               *
PaineWebber International (U.K.) Ltd..................     154,051                     *                   --               *
Timothy Prime.........................................         923                     *                   --               *
John Rohrer...........................................       2,983                     *                   --               *
Mario M. Rosati.......................................         682                     *                   --               *

                                                                   Number of Shares                          Number of Shares
                                                                  Beneficially Owned                        Beneficially Owned
                                                                    Before Offering                           After Offering
                                                       --------------------------------------     ----------------------------------

Name of Beneficial Owner                                     Number             Percentage             Number           Percentage
--------------------------------------------------     -----------------    -----------------     ----------------    --------------
Danelle Storm Rosati..................................     1,283                     *                   --                  *
Luigi Alberto Pio Di Savoia...........................   136,400                     *                   --                  *
Amit R. Shah..........................................       641                     *                   --                  *
TriNet Employer Group.................................     1,737                     *                   --                  *
Kenneth J. Virnig.....................................     1,875                     *                   --                  *
Katherine Wolf........................................       664                     *                   --                  *
WS Investment Company 99B.............................     6,138                     *                   --                  *
Richard J. Zalisk.....................................    13,299                     *                   --                  *
                                                       ---------------     ----------------     ---------------     ----------------


Total.................................................     806,750                  2.9%                 --                  *
                                                       ===============     ================     ===============     ================


*  Indicates beneficial ownership of less than 1%.

                             PLAN OF DISTRIBUTION

     In connection with the acquisition of all of the issued and outstanding capital stock of Velogic, we entered into an agreement and plan of reorganization with Velogic and the former Velogic shareholders under which we agreed to register on their behalf the shares of our common stock they received in the acquisition. The registration statement of which this prospectus forms a part has been filed under the terms of that agreement. To our knowledge, no former Velogic shareholder has entered into any agreement, arrangement or understanding with any particular broker or market maker with respect to the shares offered, nor do we know the identity of the brokers or market makers that will participate in the offering.

     The shares of common stock covered by this prospectus may be offered and sold from time to time by the former Velogic shareholders or by pledgees, donees, transferees and other successors in interest selling shares received as a gift, pledge, partnership distribution or other non-sale related transfer after the date of this prospectus from a former Velogic shareholder named in this prospectus. The former Velogic shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

     These sales may be made over the Nasdaq National Market or otherwise, at then-prevailing market prices, at prices related to prevailing market prices or at negotiated prices. The shares may be sold by one or more of the following:

     . a block trade in which the broker-dealer engaged by the former Velogic shareholder will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     . purchases by the broker-dealer as principal and resale by the broker or dealer for this account under this prospectus; and

     . ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     We have been advised by the former Velogic shareholders that they have not, as of the date of this prospectus, entered into any arrangement with a broker-dealer for the sale of shares through a block trade, special offering, or secondary distribution of a purchase by a broker-dealer. In effecting sales, broker-dealers engaged by the former Velogic shareholders may arrange for other broker-dealers to participate. Broker-dealers will receive commissions or discounts from the former Velogic shareholders in amounts to be negotiated immediately prior to the sale. In addition, certain of the former Velogic shareholders are trusts which may, in the future, distribute their shares to their trust beneficiaries. Those shares may later be sold by those trust beneficiaries, or any of their distributees.

     In connection with distributions of the shares or otherwise, the former Velogic shareholders may enter into hedging transactions with broker-dealers.
In connection with these transactions, broker-dealers may engage in short sales of the shares registered under this registration statement in the course of hedging the positions they assume with selling stockholders. The former Velogic shareholders may also sell shares short and redeliver the shares to close out their short positions. The former Velogic shareholders may also enter into option or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered under this registration statement, which the broker-dealer may resell or otherwise transfer pursuant to this prospectus. A former Velogic shareholder may also loan or pledge the shares registered under this registration statement to a broker-dealer and the broker-dealer may sell the shares so loaned or upon a default, the broker-dealer may effect sales of the pledged shares under this prospectus.

     Broker-dealers or agents may receive compensation in the form of commissions, discounts or concessions from former Velogic shareholders in amounts to be negotiated in connection with the sale. These broker-dealers and any other participating broker-dealers may be deemed to be "underwriters" within the meaning of the Securities Act in connection with these sales, and any commission, discount or concession may be deemed to be underwriting discounts or commissions under the Securities Act. The former Velogic shareholders have agreed in the agreement and plan of reorganization not to sell any of the shares of common stock under this prospectus in an underwritten offering without our prior written notice. In addition, any securities covered by this prospectus which qualify for sale under Rule 144 or Rule 145 under the Securities Act may be sold under Rule 144 or Rule 145 rather than under this prospectus.

     We will bear all costs, expenses and fees in connection with the registration of the shares. However, brokerage commissions and discounts and similar selling expenses, if any, attributable to the sales of the shares will be borne by the former Velogic shareholders. The former Velogic shareholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act. Under the terms of the agreement and plan of reorganization, we and the former Velogic shareholders have agreed to indemnify each other and other persons against specified liabilities in connection with the offering of the shares, including liabilities arising under the Securities Act.

     We have advised the former Velogic shareholders that the anti-manipulation rules under the Exchange Act may apply to sales of shares in the market and to the activities of the former Velogic shareholders and their affiliates. The former Velogic shareholders have advised us that during the time as they may be engaged in the attempt to sell shares registered under this registration statement, they will:

     . not engage in any stabilization activity in connection with any of our securities;

     . not bid for or purchase any of our securities or any rights to acquire our securities, or attempt to induce any person to purchase any of our securities or rights to acquire our securities other than as permitted under the Exchange Act;

     . not effect any sale or distribution of the shares until after the prospectus shall have been appropriately amended or supplemented, if required, to set forth the terms; and

     . effect all sales of shares in broker's transactions through broker-dealers acting as agents, in transactions directly with market makers or in privately negotiated transactions where no broker or other third party, other than the purchaser, is involved.

     This offering will terminate as to each former Velogic shareholder on June 3, 2001. The former Velogic shareholders may elect not to sell any or all of the shares of common stock offered.

     Upon the occurrence of any of the following events, this prospectus will be amended to include additional disclosure before offers and sales of the securities in question are made:

     . to the extent the securities are sold at a fixed price or at a price other than the prevailing market price, the price would be set forth in the prospectus;

     . if the securities are sold in block transactions and the purchaser acting in the capacity of an underwriter wishes to resell, these arrangements would be described in the prospectus;

     . if a former Velogic shareholder sells to a broker-dealer acting in the capacity as an underwriter, the broker-dealer will be identified in the prospectus;

     . if the compensation paid to broker-dealers is other than usual and customary discounts, concessions or commissions, disclosure of the terms of the transaction would be included in the prospectus; or

     . if a former Velogic shareholder notifies us that a donee, pledgee, transferee or other successor-in-interest intends to sell more than 500 shares.

                                 LEGAL MATTERS

     The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fenwick & West LLP, Palo Alto, California. Partners of Fenwick & West LLP beneficially own approximately 23,600 shares of our common stock.

                                    EXPERTS

     The financial statements of Keynote as of September 30, 1998 and 1999 and for each of the years in the three-year period ended September 30, 1999, and the related financial statement schedule, included in our Annual Report on Form 10-K for the year ended September 30, 1999, are incorporated by reference in this prospectus and elsewhere in the registration statement, in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of such firm as experts in auditing and accounting.

                 WHERE YOU CAN FIND ADDITIONAL INFORMATION AND
                      DOCUMENTS INCORPORATED BY REFERENCE

     This prospectus constitutes a part of a registration statement on Form S-3 filed by us with the Securities and Exchange Commission under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the related exhibits and schedule. For further information with respect to us and the common stock offered by this prospectus, reference is made to the registration statement. Statements contained in this prospectus regarding the contents of any contract or any other document to which reference is made are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement or incorporated by reference into the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement and the related exhibits and schedule may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission at the addresses set forth below.

     Because we are subject to the informational requirements of the Securities Exchange Act of 1934, we file reports and other information with the Securities and Exchange Commission. Reports, registration statements, proxy and information statements that we have filed can be inspected and copied at the reference facilities maintained by the Securities and Exchange Commission located in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048, and copies of all or any part of such documents may be obtained from such offices upon the payment of the fees prescribed by the Securities and Exchange Commission. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding companies that file electronically with the Securities and Exchange Commission. The address of the site is http://www.sec.gov.

     The following documents that we have filed with the Securities and Exchange Commission are incorporated into this prospectus by reference:

     . the registration statement on Form S-3 of which this prospectus is a part, and the exhibits filed with or incorporated by reference into the registration statement;

     .  our annual report on Form 10-K for the fiscal year ended
        September 30, 1999;

     .  our quarterly reports on Form 10-Q for the quarters ended
        December 31, 1999, March 31, 2000 and June 30, 2000.

     . our current reports on Form 8-K filed on June 16, 2000, as amended on August 16, 2000, and September 28, 2000 and filed on September 1, 2000;

     . our definitive proxy statement filed with the Securities and Exchange Commission on January 19, 2000;

     . our registration statement on Form 8-A filed with the Securities and Exchange Commission on September 3, 1999; and

     . all other information that we file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before the termination of this offering.

     To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in the prospectus shall control. The incorporated statement shall not be deemed, except as modified or superceded, to constitute a part of this prospectus or the registration statement.

     We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to Keynote Systems, Inc., 2855 Campus Drive, San Mateo, California 94403, (650) 522-1000.

================================================================================

                             Keynote Systems, Inc.




                        806,750 shares of common stock





                               ________________

                                  PROSPECTUS
                               ________________



                               October 13, 2000


================================================================================